July 20. 2018



Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116

Re:    BlackRock Multi-Sector Opportunities Trust II
       SEC File Numbers: 333-225794; 811-23357


Dear Mr. Burdon:

        We have reviewed the registration statement of BlackRock Multi-Sector Opportunities
Trust II, (the "Fund") filed on June 21, 2018 on Form N-2 under the Securities Act of 1933 (the
"1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Fund filed the registration statement to register common shares. In a letter dated July 18, 2018, you stated that the disclosure in this registration statement is substantially similar to the disclosure used by
BlackRock Multi-Sector Opportunities Trust (File Number 333-220294) (the "Trust I") which was declared effective on February 22, 2018. In accordance with Investment Company Act
Release No. 13768 (Feb. 14, 1984), we have decided to selectively review the registration statement. We have the following comments.


                                            Prospectus

Cover Page

      1. Please inform the staff the reason for adding footnote 1 to the Fund's pricing table and why such a footnote did not appear in the prospectus for Trust I.


                                       Prospectus Summary

Limited Term. Page 3

        2. Please print in bold the last paragraph under this heading that states that the Fund is not a target term fund.
                                                  2


Investment Policies, page 6


        3. Disclose the names and addresses in the prospectus of any Subsidiaries in which the
Fund invests, or intends to invest, and whether investors other than the series of the Trust may purchase shares in the Subsidiaries. Also, please inform the staff how the Fund intends to inform its shareholders if and when it begins to form and invest in the Subsidiaries.


    Summary of Fund Expenses, pages 41-43

       4. Please confirm in your response letter to the staff that short expenses (i.e., dividends paid on the stocks sold short) are in the fee table.
       5. The prospectus states that the Fund can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for Acquired Fund Fees and Expenses ("AFFE"). In the event the
AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in a separate line in the fee table.
       6. Please furnish the staff a completed fee table about a week before acceleration is requested for this filing. We may have further comments.


                         Statement of Additional Information ("SAI")

        7. Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be disclosed and discussed in the prospectus.

Management of the Trust, pages S-33   S-35

        8. The information about the Trustees and portfolio managers should be furnished by a pre-effective amendment.

                                       General Comments

       9. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on
disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
                                                  3


       11. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

       12. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, before filing the Fund's final pre-effective amendment.

        Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

                                        Sincerely,

                                       /s/ John Grzeskiewicz

                                        John Grzeskiewicz
                                        Senior Counsel